New England Realty Associates Limited Partnership

39 Brighton Avenue

Allston, MA 02134

August  22 , 2008

Mr. Kevin Woody

Branch Chief

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Mr. Woody:

We are in receipt of your letter dated July 29, 2008 to Mr. Harold Brown, Treasurer of New England Realty Associates Limited Partnership (the “Partnership”), which provided comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, File No. 001-31568. We have repeated each of the Staff’s comments in full and the response to each comment is noted directly below the quoted comment.  We will make the changes discussed in our responses in future filings, commencing with our Quarterly Report on
Form 10-Q for the fiscal quarter ended June 30, 2008.

Form 10-K for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, Page F-4

1. Staff comment:  Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X.  Specifically, address your placement of interest expense and income (loss) from investment in joint ventures.

Partnership response:

a)                                      Placement of interest expense

Substantially all interest expense of the Partnership is mortgage interest expense on the individually mortgaged properties and is integral to each property’s operations and assessment for potential impairment.  Accordingly, the Partnership believes that mortgage interest expense is appropriately included in operations.

b)             Placement of Income (Loss) From Investment In Joint Ventures

The Partnership considered Rule 5-03(b)(13) of Regulation S-X in determining the placement of its income (loss) from investment in joint ventures in its Consolidated Statements of Income, and we respectfully submit that the location of this disclosure is appropriate.  Rule 5-03(b)(13) indicates that the investor’s equity in earnings of an unconsolidated subsidiary and/or 50 percent or less owned person (i.e. an equity method investee) should be shown after the investor’s income tax provision, and before income or loss from continuing operations. However, Rule 5-03(b)(13) also states, “If justified by the circumstances, this item may be presented in a different position and a different manner.”  The Partnership includes its income (loss) from investment in joint ventures in other income (loss), and thus a part of its operations, because its joint ventures are an integral part of the Partnership’s business, involve investments in properties substantially similar to the Partnership’s other properties within the same geographic area, and the operations of the joint ventures are substantially the same as the Partnership’s other operations.  In this regard, we note that in connection with the Staff’s review of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, we discussed with the Staff our classification of joint venture income (loss) and, based on those discussions and the analysis herein above, we believe that the Partnership’s presentation of income (loss) from investment in joint ventures is consistent with Rule 5-03, GAAP and Staff guidance.

Notes to Consolidated  Financial Statements

Note 2.  Rental Properties, page F-9

2. Staff comment:  Please tell us and disclose in your filing how you accounted for the in-place leases with respect to your purchase of the fully occupied commercial building located in Newton, Massachusetts.  Please refer to SFAS 141.

Partnership response:

The Partnership is familiar with SFAS 141 and considered its implications in the acquisition of its Linewt property in Newton, MA (“Linewt”) in November, 2007.  Linewt represents less than 3% of the Partnership’s assets and less than 1% of its revenue on a proforma basis.  Its three leases are relatively new, have at market rents and there is nothing exceptional with any of the tenants.  Linewt is a one story retail building without elevators or other mechanicals or parking that would be considered for separate valuation.  The building is close to other Partnership properties and is easily managed and leased.  Vacancies in this neighborhood are, historically, easily filled at minimal cost.  The Partnership would have paid the same price for the building even if vacancies existed.

Because the leases are at market and the tenants are unexceptional, there is no value or minimal value for in-place leases.  Value, if any, would be insignificant and we believe current presentation is appropriate.

Note 14, Investment in Joint Ventures, page F-19

3. Staff comment:  Please tell us how you have complied with Rule 3-09 of Regulation S-X, or tell us why you believe it was not necessary to include separate audited financial statements for your significant non-consolidated subsidiaries.

Partnership response:

Paragraph (c) of Rule 3-09 states:

“Notwithstanding the requirements for separate financial statements in paragraph (a) of this section, where financial statements of two or more majority-owned subsidiaries not consolidated are required, combined or consolidated statements of such subsidiaries may be filed subject to principles of inclusion and exclusion which clearly exhibit the financial position, cash flows and results of operations of the combined or consolidated group.  Similarly, where financial statements of two or more 50 percent or less owned persons are required, combined or consolidated statements of such persons may be filed subject to the same principles of inclusion or exclusion referred to above.”

The Partnership determined that for the fiscal year ended December 31, 2007, it had two non-consolidated, 50 percent owned, joint venture subsidiaries that were significant under Rule 3-09: Hamilton on Main LLC (also referred to in the Form 10-K as Hamilton Place) and Hamilton on Main Apartments LLC.  For the fiscal year ended December 31, 2006, the Partnership determined that in addition to these two joint ventures, Hamilton 1025 LLC, a non-consolidated, 50 percent owned, joint venture subsidiary of the Partnership, was also significant under Rule 3-09 (all three joint ventures hereafter collectively referred to as the “JV Subsidiaries”).

Pursuant to paragraph (c) of Rule 3-09, the Partnership elected to prepare combined financial statements for the JV Subsidiaries for each of the three fiscal years in the three year period ending December 31, 2007.  These audited, combined financial statements were filed as Exhibit 99.1 to the Form 10-K.  We believe that these audited financial statements comply with Rule 3-09.  Furthermore, we note that Note 14 to the Partnership’s financial statements filed as part of the Form 10-K discloses information about the financial condition and results of operations of all of the Partnership’s joint ventures, including the JV Subsidiaries, on an individual basis.

Exhibits 31.1 and 31.2

4. Staff comment:  We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) and you have removed “(or persons performing the equivalent functions” from paragraph 5.  Please revise your certificates in future filings to comply with the Exchange Act Rules.

Partnership response:

We have considered the comment of the Staff and have made these changes in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and will continue to do so in future filings.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page 6

5. Staff comment:  Please tell us how you complied with SFAS 95, or tell us why you believe it was not necessary to classify your increase in financing fees as cash flows used in financing activities.

Partnership response:

We have considered the comment of the Staff and agree that financing costs associated with mortgage financing are a financing activity and have revised the Partnership’s classification of financing costs in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and will continue to do so in future filings.

Exhibits 31.1 and 31.2

6. Staff comment:  We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have replaced the word “report” with “quarterly report” in paragraphs 2, 3 and 4, you have removed “and procedures” from paragraph 4(c), you have replaced the phrase “internal control over financial reporting” with “internal controls” in paragraph 5(a), and you have deleted the word “information” from paragraph 5(a).   Please revise your certificates in future filings to comply with the Exchange Act Rules.

Partnership response:

We have considered the comment of the Staff and have made these changes in the certifications filed as exhibits to the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and will continue to do so in future filings.

Per your request, on behalf of the Partnership I acknowledge that:

•                 the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing.

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harold Brown, Treasurer
NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

BY: Harold Brown
Treasurer of NewReal, Inc., Its General Partner

cc: Ms. Jennifer Monick, Staff Accountant